Anthony T. Skiadas	Verizon Communications Inc.
Senior Vice President and Controller	1095 Avenue of the Americas
New York, New York 10036

Phone 908 559-5741
tony.skiadas@verizon.com

November 10, 2015

Mr. Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, DC 20549

Re:	Verizon Communications Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 23, 2015

File No. 1-08606

Dear Mr. Pacho,

Verizon Communications Inc. (“Verizon”, the “Company”, “we”) respectfully provides the following response to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 13, 2015, relating to the above-referenced filing.

To facilitate review, we have repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

1.	We note on page 8 of your response that the Presidents of Enterprise Solutions and Consumer and Mass Business Markets did not regularly review operating performance with the CODM. Please tell us the number of occasions that the individuals did meet with the CODM. To the extent there were meetings, tell us the purpose of the meetings and whether the EVP of Wireless participated in those meetings.

We respectfully advise the Staff that in 2014, the Company’s CODM held a regularly scheduled weekly meeting with all of his direct reports, including the EVPs of Wireless and Wireline. A portion of these meetings was allotted for reviewing primarily operational matters and initiatives in the respective Wireless and Wireline segments. Typically one or both of the Presidents of Enterprise Solutions and Consumer and Mass Business Markets would join the meeting solely during the Wireline operational review to support the Wireline Segment Manager’s presentation as necessary. In addition to joining these weekly meetings to support the Wireline Segment Manager, the Presidents of Enterprise Solutions and Consumer and Mass Business Markets, along with other members of senior management, similarly supported the regularly scheduled quarterly meetings with the CODM and the CODM’s direct reports in order to prepare the Investor Relations team for the Company’s quarterly earnings release.

Verizon Communications Inc. November 10, 2015	File No. 1-08606 Page 2 of 5

2.	We note on page 8 that the CODM reviews and makes revisions to budgets prepared by the segment managers. Please describe to us this process in more detail. Include in your response the level of the organization that the CODM reviews and revises budgets.

The CODM sets annual financial and operational targets based on information and recommendations provided by the Company’s Corporate Finance Team. The Segment Managers develop operating budget plans to meet these annual targets. The CODM reviews and approves these annual budgets at the operating segment level to ensure that they are consistent with the overall strategic direction of the Company and with the targets he established. If the budgets do not meet with his approval, the CODM may direct his Segment Managers to revise them.

3.	We note from your response that the reorganization in 2015 did not impact the determination of your CODM or how the CODM manages your business and makes decisions. As it relates to your reorganization, please tell us the following:

•	The reasons for the reorganization

In February 2014, we acquired Vodafone’s 45% stake in Verizon Wireless, giving us increased flexibility in our management of that business. The goal of the reorganization in 2015 was to organize into two customer facing organizations – Operations and Product and New Business. The Operations organization aligned our Wireless and Wireline businesses under a single executive in order to leverage the Company’s scale and to create operational efficiencies by eliminating duplicative functions. The Product and New Business team combined product management and strategy development and planning under a single executive in order to focus on improving existing products as well as developing a new portfolio of services outside the Company’s traditional network services businesses. Both of these executives report to the CEO. Also reporting to the CEO are several other executives who provide centralized support to these two organizations for shared needs such as brand marketing, network information and technology, finance and legal. These direct reports are the EVP and Chief Financial Officer, EVP and Chief Administrative Officer, EVP of Public Policy and General Counsel, EVP and Chief Technology Architect and EVP and Chief Marketing Officer. These leaders are all directly accountable to the CODM and support his determination of the Company’s overall business strategy and decisions with respect to the allocation of resources and assessment of performance.

•	The nature and type of decisions that the CEO makes

The reorganization did not change the role and responsibilities of the Company’s CEO and CODM as he continues to evaluate performance and make resource allocation decisions for the Wireline and Wireless businesses separately.

Supplementing the Chairman and CEO responsibilities previously provided, the nature and type of decisions that the Company’s CEO makes include the following:

•	Approves strategic initiatives, including the acquisition and disposition of certain businesses and other assets.

•	Establishes the key financial and operational targets of the Wireless and Wireline businesses.

•	Makes decisions with respect to the allocation of resources and assessment of performance for Verizon’s Operating Segments.

Verizon Communications Inc. November 10, 2015	File No. 1-08606 Page 3 of 5

•	Establishes sales, marketing, branding and operations strategies for each of the Wireless and Wireline segments and approves significant initiatives to implement these strategies.

•	Establishes the overall organizational structure for managing the Company’s businesses.

•	Approves entry into commercial and contractual arrangements with a value in excess of designated thresholds, which establish the limits of the authority of the Segment Managers and the other direct reports of the CODM.

•	Evaluates the performance of direct reports and approves the succession plans for these senior positions.

•	The nature and type of decisions that the EVP and President of Operations makes

The EVP and President of Operations is responsible for the Company’s Wireline and Wireless operations, which he manages separately. Supplementing the EVP and President of Operations responsibilities previously provided, the nature and type of decisions that the Company’s EVP and President of Operations makes include the following:

•	Implements sales, marketing, and operations strategies for each of the Wireless and Wireline segments.

•	Develops a budget plan for each of the Wireless and Wireline segments based upon financial and operational targets set by the CODM.

•	Implements changes to existing product offerings for each of the Wireless and Wireline businesses.

•	Oversees implementation of initiatives that improve the quality, speed and efficiency with which we serve our Wireless and Wireline customers.

•	Evaluates the performance of direct reports.

•	Which individuals report directly to the EVP and President of Operations

The Operations organization reporting to the EVP and President of Operations is structured around the Wireless and Wireline networks serving our customers. This organization is comprised of functional groups in order to assist in providing efficient, reliable service to our customers over these networks. The functional groups under the Wireless organization are Wireless network operations and Wireless customer sales and support. The functional groups under the Wireline organization are Wireline network operations, Wireline consumer and mass business sales and support, Wireline enterprise sales and support and Wireline wholesale sales and support (called partner solutions). The Operations organization includes certain administrative functions that provide day-to-day support to the customer facing sales and support operations and network build and maintenance operations. These administrative functions include certain operations-specific legal, marketing, financial planning and analysis, technology and business strategy resources. While these administrative functions within the Operations organization are generally focused on operations-specific issues in their respective areas, the CODM has separate direct reports with primary responsibility for different administrative functions on a Company-wide basis as discussed previously. A diagram showing the direct reports to the EVP and President of Operations is attached as Exhibit A.

Verizon Communications Inc. November 10, 2015	File No. 1-08606 Page 4 of 5

•	An explanation of any other changes from 2014 resulting from the reorganization that impacted the organizational reporting structure, decision- making process, or budgeting.

We respectfully advise the Staff that, other than as described above, there have been no other changes to the Company’s organizational reporting structure, decision-making process or budgeting arising from its reorganization in the first quarter of 2015. None of the 2015 reorganizational changes affects our determination that the Company’s Chairman and CEO is the CODM.

* * * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions regarding the Company’s responses, you may contact me at (908) 559-5741 or Monty Garrett at (908) 559-3055. In addition, we respectfully request that you provide a facsimile of any additional comments that you may have to my attention (fax: (908) 696-2056).

Sincerely,

/s/ Anthony T. Skiadas

Anthony T. Skiadas

Senior Vice President and Controller

cc:	Mr. Francis J. Shammo

Mr. William L. Horton, Jr.

Mr. Monty W. Garrett

Verizon Communications Inc. November 10, 2015	File No. 1-08606 Page 5 of 5

Exhibit A

Individuals Reporting Directly to the EVP and President of Operations